

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 12, 2009

Via U.S. Mail and Facsimile: (888) 985-8881
Mr. R. Gale Sellers
Chief Executive Officer
Vu1 Corporation
557 Roy St., Suite 125
Seattle, Washington 98109

> **RE:** **Vu1 Corporation**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-21864**

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2008

Summary Compensation Table & Director Compensation, page 23 & 25

1. We note your disclosure that some officers and directors were paid cash related to their roles as consultants for the company. In addition, we note additional compensation awards of cash paid to some officers and directors as disclosed in the footnotes to the tables. Finally, we note that you report the cash payments as "All Other Compensation" in the Summary Compensation Table and Director Compensation Table. In future filings, please report these awards as "Salary", "Bonus", or "Fees Earned or Paid in Cash". If you disagree, provide an analysis as to why you believe these amounts should be considered as "All Other Compensation." Refer to Item 402(n)(2)(ix) of Regulation S-K for compensation that should be reported as "All Other Compensation."

2.   We note you include compensation to named executive officers and directors comprised of unpaid fees which were converted into shares of common stock as "All Other Compensation" in the Summary Compensation Table. However, Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires smaller reporting companies to include in the salary column or bonus column any amount of salary or bonus forgone at the election of a named executive officer under which stock instead has been received by the named executive officer. In future filings, please report compensation amounts converted into stock, equity-based or other forms of non-cash compensation in the salary or bonus column of the table.

3.   In future filings, for all option and stock awards, please disclose all assumptions made in the estimated fair market valuation or include a cross-reference to a discussion of such assumptions. Refer to Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2009

Share-based Compensation

4.   We note from your disclosures on page F-17 of your Form 10-K, that as of December 31, 2008, you had unrecognized stock compensation expense of $1,842,986 that you expect to recognize over a weighted-average period of one year. It appears from your statement of Cash Flows for the three months ended March 31, 2009, that you recognized a total of $92,300 for share-based compensation. Please clarify the period over which the $1,842,986 will be recognized in 2009 and how much was recorded as expense in the first quarter of 2009. Additionally, please tell us and revise your future filings to describe the vesting terms for your restricted stock and stock options granted under your 2007 Stock Incentive Plan.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director